Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Cummins Inc. (CMI)

Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Cummins Inc (CMI)
Vote Yes: Item #18 - Linking Executive Compensation to Climate Performance

Annual Meeting: May 9, 2023

CONTACT: David Shugar| david@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request the Board disclose a plan, at reasonable expense and excluding confidential information, to link executive compensation to 1.5°C aligned greenhouse gas emissions reductions across the Company’s value chain, including Scope 1, 2, and 3 greenhouse gas emissions.

SUPPORTING STATEMENT:  Proponents suggest the Board assess and disclose the benefits to the Company of:

•	Linking executive compensation to emission reductions across the Company’s full value chain;

•	Linking compensation to a: (1) standalone, (2) quantitative emissions reduction metric, (3) that is not a de minimis portion of total pay;

•	Including emission reductions in the long-term incentive plan, preferably as performance share units;

•	Annually reporting progress towards meeting emissions reduction compensation goals;

•	Other information the Board deems appropriate.

SUMMARY

In 2018, the IPCC emphasized the unparalleled scope of efforts needed to limit global warming to 1.5°C. Half a decade later, this challenge has only grown more daunting. Maintaining global warming at 1.5°C above pre-industrial levels requires all sectors to commit to swift reductions in greenhouse gas emissions. This collective action will drive emissions reductions throughout the economy, increasing the speed of technology development while driving down demand for high-carbon inputs and commodities.

2023 Proxy Memo Cummins Inc. | Linking Execuitve Compensation to Climate Performance

In response to growing material climate risk, investors have set expectations for companies, including that each set a net zero ambition, adopt 1.5°C aligned reduction goals across all relevant emission scopes, and establish executive compensation metrics for achieving emissions reduction targets.

Cummins Inc. (“Cummins”) is a global leader in engine manufacturing and components for heavy industrial vehicles and is included on the Climate Action 100+ initiative’s (“CA100+”) list of the world’s largest corporate greenhouse gas emitters. As a major manufacturer of diesel engines, Cummins is exposed to significant material risk from the tightening of emissions regulations worldwide.

While Cummins has made some progress in developing a Paris-aligned climate transition plan, such as committing to reduce Scope 1 and Scope 2 operational emissions by 50% by 2030, other key elements of the Company’s climate transition plan remain inadequate to address investors’ expectations. Cummins has set a goal to reduce its use-of-product emissions, which represent 99% of the Company’s value chain emissions, by 25% by 2030 (from a 2018 baseline). This goal is significantly below the 50% reduction necessary to align with the 1.5°C Paris goal and the CA100+ Benchmark.1 Furthermore, Cummins is not on track to achieve even this limited goal. From 2018 to 2021, Cummins’ use-of-product emissions have increased six percent.

Given the failure of Cummins to meet even its existing value chain target, let alone a more ambitious 1.5oC aligned target, this Proposal asks the Company to link executive pay to 1.5°C aligned greenhouse gas emissions reductions across the Company’s value chain, including Scope 1, 2, and 3 greenhouse gas emissions. By connecting executive compensation to the achievement of emissions reductions aligned with the 1.5°C target, Cummins can encourage management to prioritize climate performance and ensure necessary board supervision on this critical matter. Linking CEO compensation with 1.5°C-aligned emissions reduction performance throughout its value chain will allow Cummins to demonstrate to investors its commitment to long-term value generation and effective climate risk management.

RATIONALE FOR A YES VOTE

1.	Cummins faces regulatory climate risk material to the Company’s long-term value generation.

2.	Cummins is failing to achieve its Scope 3 Use of Product emissions reduction target.

3.	Cummins has failed to meet investor expectations to link executive compensation to climate metrics to provide accountability for emissions reduction performance.

4.	Cummins is lagging peers that have created emissions reduction performance accountability mechanisms through executive compensation.

DISCUSSION

1.	Cummins faces regulatory climate risk material to the Company’s long-term value creation.

Cummins is a global company specializing in the design, manufacturing, and distribution of diesel and natural gas engines, electric and hybrid power generation systems,

and related components. As one of the world’s largest greenhouse gas emitting companies with carbon-intense products, Cummins faces significant climate-related financial risks associated with a changing regulatory landscape and customer demands to transition to a low-carbon economy. Adapting to these risks is crucial for Cummins to maintain its market position, protect shareholder value, and capitalize on emerging opportunities for clean energy and transportation solutions.

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1 https://www.cdp.net/

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2023 Proxy Memo Cummins Inc. | Linking Execuitve Compensation to Climate Performance

The transportation sector, in particular, has a high reliance on fossil fuels and is one of the largest contributors to greenhouse gas emissions, accounting for approximately 37% of global greenhouse gas emissions from end-use sectors (transport, commercial, and residential uses) in 2021.2 Emissions regulation is therefore becoming increasingly stringent for the transportation sector. As a major manufacturer of diesel engines, Cummins is exposed to significant material risk from the tightening of emissions regulations worldwide. The Company recognizes this material climate risk stating:

Concern over climate change has resulted in, and could continue to result in, new legal or regulatory requirements designed to reduce or mitigate the effects of greenhouse gas (GHG) emissions. We may become subject to additional legislation, regulations, or accords regarding climate change, and compliance with any new rules could be difficult and costly, including increased capital expenditures. Our failure to successfully comply with any such legislation, regulation or accord could also impact our ability to compete in our markets and decrease demand for our products.3

2.	Cummins is failing to achieve its Scope 3 Use of Product emissions reduction target.

Cummins has established a target to decrease its Scope 3 use-of-product emissions, which account for 99% of the Company's value chain emissions, by 25% by 2030 (using a 2018 baseline). This target falls considerably short of the 1.5°C Paris Agreement goal and the CA100+ Benchmark, which requires approximately twice that amount of reductions. Furthermore, Cummins is not making progress in meeting this modest objective. Between 2018 and 2021, the Company's use-of-product emissions have risen by six percent, making it doubtful whether Cummins is on track to sufficiently reduce its climate-related risks.

3.	Cummins has failed to meet investor expectations to link executive compensation to climate metrics to provide accountability for emissions reduction performance.

Investors are increasingly expecting companies to align executive compensation metrics to emissions reductions. The CA100+ Initiative, a coalition of over 700 investors with $68 trillion in assets, issued a Net Zero Benchmark (“Benchmark”) outlining metrics that create climate accountability for companies and transparency for shareholders, which specifically includes indicators to tie incentives with climate performance. The Company has failed to meet the Net Zero Benchmark indicators to connect executive remuneration to climate metrics,4 which would ensure accountability for emissions reduction performance.

In alignment with the CA100+ Investor expectations, in 2022, Allianz, with €673 billion of assets under management (“AUM”), encouraged fellow investors to vote against companies that failed to connect executive pay with climate goals. Amundi, managing €2.3 trillion AUM, emphasized the significance of executive pay tied to climate objectives during its 2022 engagements. Additionally, Legal & General Group, overseeing €1.4 trillion AUM, revised its 2022 proxy voting guidelines to request that companies align remuneration with net-zero emissions targets endorsed by the Science Based Targets Initiative.

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2 https://www.iea.org/topics/transport

3 https://www.sec.gov/ix?doc=/Archives/edgar/data/26172/000002617223000005/cmi-20221231.htm#i970639cb4daa4ac3a0763d1a4924a463_76

4 See Indicator 8 on Climate Governance, https://www.climateaction100.org/company/cummins-inc/

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2023 Proxy Memo Cummins Inc. | Linking Execuitve Compensation to Climate Performance

Tying executive compensation to emissions reductions is an important accountability mechanism to support the achievement of climate targets. CEOs bear a large responsibility for devising and executing climate transition plans but are rarely compensated for demonstrating quantitative progress toward meeting reduction goals. Tying compensation to emissions reductions is essential to hold CEOs accountable for achieving short and long-term emissions reductions necessary for a credible climate transition plan. By doing so, we can ensure that these ambitious climate goals are incentivized to become a reality.

4.	Cummins is lagging peers that have created emissions reduction performance accountability mechanisms through executive compensation.

Cummins is lagging its peers in executive compensation accountability mechanisms for achieving material emissions reduction target performance. Farient Advisors, Cummin’s compensation consultant, reported that environmental metrics are rapidly being incorporated by companies, up from 23% in 2020 to 50% in 2022,5 with the most prevalent environmental measure being climate-related.6

The latest data reported by the CA100+ Initiative states 37 percent of listed companies have tied executive compensation to climate metrics.7 In the U.S., CA100+ listed companies Xcel Energy, American Electric Power, Southern Company, Valero Energy, and Marathon Petroleum have all tied executive compensation to quantitative climate metrics.8 Dow Incorporated, another CA100+ listed company, has included new metrics in its 2023 proxy statement.9

RESPONSE TO CUMMINS’ BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its opposition statement, Cummins claims the proposal is prescriptive and is not in the best interest of the Company and its shareholders.

The Company argues that its core values will guide its approach to fulfilling environmental commitments. While Cummins’ commitment to address climate change by setting 1.5°C-aligned emissions reduction targets on Scope 1 and 2 operational emissions and setting a 30% reduction for its use of product emissions are acknowledged and applauded, setting emissions targets alone is not sufficient. In the current climate crisis, the Company must demonstrate concrete progress towards achieving its goals. Risk reduction, adoption of new opportunities, and preservation of long-term value to shareholders are all directly linked to Cummins’ success in achieving its climate-related goals and adapting to economic decarbonization trends. Scope 3 use-of-product emissions, which make up 99% of Cummins’ emissions, are still on the rise at the Company. It is evident that more decisive action is required from the Company to curb emissions, to meet its Scope 3 target, and align with the 1.5°C Paris goal.

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5 https://farient.com/wp-content/uploads/2022/11/2023-Farient-Global-Stakeholder-Trends_single-pages-web-20221128.pdf, p. 15.

6 Id. at p. 12.

7 https://www.climateaction100.org/whos-involved/companies/

8 https://www.asyousow.org/report-page/2022-pay-for-climate-performance

9 https://www.sec.gov/ix?doc=/Archives/edgar/data/1751788/000119312523059993/d403201ddef14a.htm

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2023 Proxy Memo Cummins Inc. | Linking Execuitve Compensation to Climate Performance

This Proposal asks Cummins to meet investor expectations set by the CA100+ Benchmark to incorporate climate performance targets into executive compensation. By aligning executive compensation with emissions reduction performance, the Company can assure investors that it is not only focused on creating ambitious emissions reduction targets, but that it is effectively reaching them, leading to long-term value creation and successful climate risk management.

Contrary to management’s opposition, the Proposal is not overly prescriptive. It does not request a specific plan by which Cummins must incorporate an emissions reduction incentive. It does not seek to micromanage how Cummins’ executes this linkage; it only asks that the incentive be aligned with the Paris-agreement’s 1.5-degree goal, which is a significant policy issue. The proposal does not specify the percentage of pay, the rate of reduction required annually, time-bound metrics, or emission reduction thresholds necessary to achieve certain payouts.

The Proponent urges Cummins to consider the benefits of implementing the proposal and demonstrate its unwavering commitment to environmental stewardship, long-term financial performance, and shareholder interests.

The proposal does not take away the agency of the Talent Management and Compensation Committee (“the Committee”) to incentivize executive leadership to promote Company goals and long-term value creation.

The proposal does not aim to restrict the Committee's flexibility to achieve its goals or to inhibit long-term value creation. Rather, it seeks to implement the expectations of over 700 investors with $68 trillion in assets under management that have advised that linking CEO pay to climate change performance elements is a key indicator of climate governance. The proposal asks Talent Management and the Compensation Committee to incorporate emissions reduction incentives as leadership sees fit, but that it create this linkage.

Proponent urges shareholders to vote in favor of this Proposal asking the Company to align executive compensation with climate-related targets. By committing to the actions outlined in the proposal, Cummins will demonstrate to shareholders its focus on climate risk management and long-term value creation.

CONCLUSION

We urge investors to vote “Yes” on this shareholder proposal Linking Executive Compensation to Climate Performance.

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For questions, please contact David Shugar, As You Sow, david@asyousow.org

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